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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	MAY, T. MICHAEL (Last) (First) (Middle)		HAWAIIAN ELECTRONIC INDUSTRIES (HE)

	P.O. BOX 730 (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			NOVEMBER 7, 2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	HONOLULU, HI 96808 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☐	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	COMMON STOCK		11/7/02				M			12,000	A	40.99

	COMMON STOCK		11/7/02				J(1)			3,780	A	--

	COMMON STOCK		11/7/02				S			5,000	D	46.97

	COMMON STOCK		11/7/02				S			500	D	45.54

	COMMON STOCK		11/7/02				S			200	D	45.56

	COMMON STOCK		11/7/02				S			1,300	D	45.51

	COMMON STOCK		11/7/02				S			1,780	D	46.65

	COMMON STOCK		11/7/02				S			2,000	D	45.80

	COMMON STOCK		11/7/02				S			2,000	D	45.90

	COMMON STOCK		11/7/02				S			1,000	D	46.00

	COMMON STOCK		11/7/02				S			200	D	45.86

	COMMON STOCK		11/7/02				S			1,800	D	45.86		8,203.0973(2)

	COMMON STOCK													73.214(3)		I		By 401(k)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	COMMON

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

									96,410.716(4)		D

Explanation of Responses:

(1) Shares acquired as dividend equivalents pursuant to the terms of the Stock Option and Incentive Plan (SOIP) for the period 5/11/98 - 2/13/02 with a range in price of $29.1250 - $46.8550.

(2) Previously reported shares.

(3) These shares are held pursuant to the Hawaiian Electric Industries Retirement Savings Plan 401(k) (HEIRS). Effective 4/1/96, the participant's investment in HEI Common Stock was converted to units in the HEI Common Stock Fund portion of HEIRS. A small portion of the Fund is held in cash and the overall value of the Fund is based on the combined value of the HEI Common Stock and the cash portfolio. For SEC reporting purposes only the actual stock portion of the Fund is being reported.

(4) Aggregate shares.

/s/ T. MICHAEL, MAY	11/7/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.